 

09045715

March 23, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS-CP 027/2009**

Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A and AIS141A.

Date: March 23, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

Summary Translation Letter
To the Stock Exchange of Thailand
March 23, 2009

AIS-CP 027/2009

March 23, 2009

Subject: Notification of the record date and book closing date for interest payment of the Company's
             debentures AIS127A and AIS141A

To: The President
             The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SS&IB0.09/1110 of Thai Military Bank Plc., dated March 23, 2009
             2. The Letter No. SSO.SS&IBO.09/1112 of Thai Military Bank Plc., dated March 23, 2009

Advanced Info Service Public Company Limited ("the Company") would like to inform you the Record date
and the book closing date for interest payment of the Company's debentures, AIS127A and AIS141A, the
details are shown in the reference letters.

Summary Translation Letter
To the Stock Exchange of Thailand
March 23, 2009

Reference 1

SSO.SS&IBO.09/1110

March 23, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS127A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 1 Due 2012 would like to inform the record date of the debenture, AIS127A, to determine the right to receive the 1st interest payment on April 8, 2009 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E. 2535 will be on April 9, 2009. The interest payment will be made on April 23, 2009 with interest rate of 4.00 % per annum from the period of January 23, 2009 to April 22, 2009 or 90 days of interest period.

Reference 2

SSO.SS&IBO.09/1112

March 23, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS141A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 2 Due 2014 would like to inform the record date of the debenture, AIS141A, to determine the right to receive the 1st interest payment on April 8, 2009 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E. 2535 will be on April 9, 2009. The interest payment will be made on April 23, 2009 with interest rate of 4.00 % per annum from the period of January 23, 2009 to April 22, 2009 or 90 days of interest period.